Via Facsimile and U.S. Mail
Mail Stop 6010

January 16, 2009

Mr. Joel Bellenson
Chief Executive Officer and Director
Upstream Biosciences, Inc.
Suite 200
1892 West Broadway
Vancouver, British Columbia, Canada

Re: **Upstream Biosciences, Inc.**
Form 10-K for the Period Ended September 30, 2008
Filed December 28, 2008
File No. 000-50331

Dear Mr. Bellenson:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. We think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Period Ended September 30, 2008

Item 9A. Controls and Procedures

Disclosure Controls and Procedures, page 23

1. Please revise your disclosure to clearly state whether your disclosure controls and procedures are effective or not effective to ensure that information required to be disclosed in reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms and is accumulated and communicated to management, including your principal executive officer and

principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

Management's Report on Internal Control Over Financial Reporting, page 23

2. Please revise your disclosure to clearly state whether your internal controls over financial reporting are effective or not effective. If you determined your internal controls to be effective, despite the weaknesses identified, disclose how you arrived at that conclusion and why you choose to provide descriptions of weaknesses you presumably deem minor. If you determined your internal controls are not effective, describe the specific steps that you have taken or plan to take in order to remediate the material weakness.

* * * *

As appropriate, please amend your Form 10-K for the year ended September 30, 2008 within 30 calendar days. Please furnish a letter that keys your response to our comments. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Kei Ino, Staff Accountant, at (202) 551-3659 or Gus Rodriguez, Accounting Branch Chief, at (202) 551-3752, if you have questions regarding these comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant